Exhibit 99.8

Consent

I, David M. Kerko, hereby consent to being named in the joint proxy/consent solicitation statement/prospectus included in the Registration Statement on Form S-4 filed by New East Holdings, Inc. and Engility Holdings, Inc. (including any amendments to such Registration Statement) in connection with the Agreement and Plan of Merger, dated as of October 28, 2014 (the “Merger Agreement”), among TASC Parent Corporation, Toucan Merger Corporation I, Toucan Merger Corporation II, Engility Holdings, Inc., New East Holdings, Inc. and East Merger Sub, LLC, as a person who will become a director of the combined company following the consummation of the transactions contemplated by the Merger Agreement.

/s/ David M. Kerko
David M. Kerko

Dated: November 19, 2014